

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2018

John Lewicki, Ph.D.
President and Chief Executive Officer
OncoMed Pharmaceuticals, Inc.
800 Chesapeake Drive
Redwood City, CA 94063

Re: OncoMed Pharmaceuticals, Inc.
   Registration Statement on Form S-3
   Filed May 25, 2018
   File No. 333-225225

Dear Dr. Lewicki:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-3 Filed May 25, 2018

General

1.   We note that you have a pending request for confidential treatment. Please be advised that we will not be in a position to declare your registration statement effective until we resolve any issues concerning the confidential treatment request.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

John Lewicki, Ph.D.
OncoMed Pharmaceuticals, Inc.
June 7, 2018
Page 2

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Gabor at 202-551-2544 or Erin Jaskot at 202-551-3442 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Mark V. Roeder, Esq.